Exhibit (d)(6)(b)

ADVANCED SERIES TRUST

(FORMERLY AMERICAN SKANDIA TRUST)

AMENDMENT NO. 1 TO

SUB-ADVISORY AGREEMENT

THIS AMENDMENT NO. 1 TO THE SUB-ADVISORY AGREEMENT (“Amendment”) is effective as of the 1st day of April, 2008, by and between AST Investment Services, Incorporated (formerly American Skandia Investment Services, Incorporated) and Prudential Investments LLC (together, the “Investment Manager”) and Pacific Investment Management Company LLC (the “Sub-Advisor”).

WHEREAS, Investment Manager and Sub-Advisor are parties to a Sub-Advisory Agreement, dated May 1, 2003 (the “Agreement”), relating to the AST PIMCO Total Return Bond Portfolio of American Skandia Trust (now Advanced Series Trust) (the “Trust”); and

WHEREAS, the parties have agreed, and the Board of Trustees of the Trust has approved, a modification to the compensation schedule between the Investment Manager and the Sub-Advisor as set forth in the Agreement; and

WHEREAS, the parties now desire to modify the Agreement as provided herein.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, the parties hereto agree as follows:

Section 7 of the Agreement, entitled “Compensation of Sub-Advisor” is hereby deleted in its entirety and the following new Section 7 is substituted in lieu thereof:

7. Compensation of Sub-Advisor. The amount of compensation to the Sub-Advisor is payable monthly in arrears, based on the average daily net assets of the Portfolio for each month, at the annual rates shown below.

For all services rendered, the Investment Manager will calculate and pay the Sub-Advisor at annual rate based on the aggregate assets of each fund or portfolio subadvised by the Sub-Advisor on behalf of the Investment Manager pursuant to a “total return” strategy or mandate (as mutually agreed upon and identified by the Sub-Advisor and the Investment Manager). On any day that the aggregated assets of all “total return” strategies or mandates total at least $3 billion, the contractual annual subadvisory fee shall be: 0.250% on net assets up to $1 billion; and 0.225% on net assets over $1 billion. On any day that the aggregated assets of all “total return” strategies or mandates total less than $3 billion, the contractual annual subadvisory fee shall be: 0.250%.

In computing the fee to be paid to the Sub-Advisor, the net asset value of the Portfolio shall be valued as set forth in the then current registration statement of the Trust. If this Agreement is terminated, the payment shall be prorated to the date of termination.

Investment Manager and Sub-Advisor shall not be considered as partners or participants in a joint venture. Sub-Advisor will pay its own owners for the services to be provided pursuant to this Agreement and will not be obligated to pay any expenses of Investment Manager of the Trust. Except as otherwise provided herein, Investment Manager and the Trust will not be obligated to pay any expenses of Sub-Advisor.

This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

Capitalized terms used but not defined herein shall have the meaning given to them in the Agreement. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants and conditions of the Agreement shall remain unchanged and continue to be in full force and effect.

IN WITNESS WHEREOF, the undersigned have executed this Amendment No. 1 as of the date provided above.

AST Investment Services, Incorporated:	Pacific Investment Management Company LLC:

By:                                                                  By:

Name: Timothy Cronin          Name:

Title: President            Title:

Prudential Investments LLC:

By:
Name: Timothy Cronin
Title: Vice President